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                                                                      EXHIBIT 63

                                                                 [INTEROIL LOGO]

MEDIA RELEASE

Date: 12th February 2003

             CLARIFICATION OF PRESS ARTICLE DATED 11TH FEBRUARY 2003

Houston, Texas USA: InterOil Corporation (IOC:ASX / POMSoX) (IOL:TSX-V) a Canadian company with corporate headquarters in The Woodlands, TX, wishes to draw attention to an article published in the Post Courier (Papua New Guinea) on the 11th February 2003 stating that InterOil Corporation has had the lease on which the 32,500 bpd refinery is under construction and due for completion in the 4th Quarter of 2003, revoked. Furthermore, it was alleged that the Minister for Lands and Physical Planning had revoked the State's title.

Due to this misunderstanding the Hon. Robert Kopaol, MP Minister for Lands and Physical Planning has issued a Ministerial Press Statement in which he has categorically stated that there has been a misunderstanding and the InterOil titles are intact.

The land on which the InterOil refinery project is being built is State Land and InterOil has a legitimate title issued by the State. The 99 year land lease is supported by the Attorney General, "State Solicitor" of Papua New Guinea.

Please find below the Ministerial Press Statement duly issued and signed by the Hon. Robert Kopaol, MP in support of the above.

                                     [STAMP]

                           MINISTERIAL PRESS STATEMENT

                              NAPANAPA LAND - DA 5

I HAVE TIMED THOUGH NUMEROUS CORRESPONDENCES AND THE MEDIA REGARDING NAPANAPA LAND, AND WOULD LIKE TO STRESS THAT MY INTENTION FOR GIVING NAPANAPA LAND BACK TO THE ORIGINAL LANDOWNERS MAY HAVE BEEN MISUNDERSTOOD BY THE LANDOWNERS THEMSELVES.

FIRST OF ALL, THE LAND CONTAINED IN THE PURCHASE DOCUMENT KNOWN AS DA 5 IS STILL STATE LAND AND I AS THE MINISTER RESPONSIBLE FOR LAND MATTERS HAVE NOT REVOKED THE STATE'S TITLE. THEREFORE, INTER OIL AND OTHER LESSEES WHO HAVE TITLES
ISSUED BY THE STATE, CURRENTLY HAVE LEGITIMATE LEASES OVER THEIR RESPECTIVE PARCELS OF LAND. THEIR TITLES ARE INTACT.

THE REMAINDER OF THE LAND CONTAINED IN THE DA 5 HAS LARGE UNUSED 5 POCKETS THAT ARE LEGALLY AND PHYSICALLY VACANT AND IT WAS MY ORIGINAL INTENTION TO GIVE BACK PARTS OF THESE UNUSED POCKETS THAT MAY NOT BE NEEDED BY THE STATE IN THE FUTURE.

I HAVE DIRECTED MY SECRETARY TO LIAISE WITH THE LANDOWNERS TO EXPLORE OPTIONS TO ENABLE ORIGINAL LANDOWNERS TO PARTICIPATE AND BENEFIT FROM THE DEVELOPMENTS TAKING PLACE ON THE SUBJECT LAND).

/s/ ROBERT KOPAOL. MP
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HON. ROBERT KOPAOL. MP
MINISTER FOR LANDS AND PHYSICAL PLANNING

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InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The 32,500 barrel per day refinery is currently under construction in Papua New Guinea and is scheduled to be producing product by year-end 2003. The majority of product from the refinery is secured by contracts valued by the Company at approximately US$1.4 billion with Shell Overseas Holdings Ltd and the PNG Government. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. The primary debt for the refinery is through a US$85 million loan by the Overseas Private Investment Corporation, "OP1C", an agency of the US Government. In addition to the refinery and retail assets, InterOil has recently announced the largest exploration program in Papua New Guinea history by a single company. The multi-well drilling program is scheduled to begin in the first quarter, 2003.

INTEROIL'S COMMON SHARES ARE TRADED ON THE AUSTRALIAN STOCK EXCHANGE IN CHESS DEPOSITARY INTERESTS "CDI", IN AUSTRALIAN DOLLARS UNDER THE SYMBOL IOC. THE CDI'S TRADE ON THE AUSTRALIAN STOCK EXCHANGE, ASX, AND TRADE ON A 10:1 BASIS TO COMMON SHARES. THE COMMON SHARES TRADE IN CANADA IN CANADIAN DOLLARS ON THE TSX VENTURE EXCHANGE UNDER THE SYMBOL IOL. INTEROIL CORPORATION SHARES ALSO TRADE ON THE PORT MORESBY STOCK EXCHANGE IN PAPUA NEW GUINEA IN THE LOCAL CURRENCY (KINA) UNDER THE SYMBOL IOC. FOR MORE INFORMATION PLEASE SEE THE INTEROIL WEBSITE AT: www.interoil.com.

FOR FURTHER INFORMATION:

Mr Phil Mulacek
Chairman & CEO
InterOil Corporation
25025 I-45 North
The Woodlands, Texas 77380
Telephone: +11 281 292 1800
Facsimile: +1 281 292 0888

Mr. Anesti Dermedgoglou
Vice President, Investor Relations
InterOil Corporation
Level 2, Suite 2, 79 Abbott Street
Cairns, Qld, 4870 Australia
Telephone: +61 7 4046 4600
Facsimile: +61 7 4031 4565

Mr Christian Vinson
Director
InterOil Limited
PO Box 1971, Port Moresby, NCD
Papua New Guinea
Telephone: +675 320 2600
Facsimile: +675 320 2601